UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 n-Vision, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                        --------------------------------
                         (Title of Class of Securities)


                                    62944R307
                                 --------------
                                 (CUSIP Number)


   Christopher J. Lewis, 7680 Old Springhouse Road, Madison Bldg., First Floor

                     McLean, Virginia 22102; (703) 506-8808
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)


                                 March 29, 1999
                                 --------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

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CUSIP NO.      62944R 30 7                  13D               Page 2 of 5 Pages
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1)      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
        CLAUDE H. RUMSEY, JR.
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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)
                                                                        (a)
                                                                        (b)
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3)      SEC USE ONLY

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4)      SOURCE OF FUNDS (See Instructions)
        PF
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5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
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6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
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                             7)     SOLE VOTING POWER
        NUMBER OF

        SHARES                      240,477
                             ---------------------------------------------------
                             8)     SHARED VOTING POWER
        BENEFICIALLY

        OWNED BY                    100,000
                             ---------------------------------------------------
                             9)     SOLE DISPOSITIVE POWER
        EACH
                                    240,477
        REPORTING            ---------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
        PERSON

        WITH                        100,000
                             ---------------------------------------------------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        340,477
--------------------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.8%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (See Instructions)
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction



ITEM 1.  SECURITY AND ISSUER

        This Statement relates to the common stock ($.01 par value) ("Common Stock") of n-Vision, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7680 Old Springhouse Road, Madison Bldg., First Floor, McLean, Virginia 22102.


ITEM 2.  IDENTITY AND BACKGROUND

        (A) This Statement is filed by Claude H. Rumsey, Jr. (the "Reporting Person").

        (B) Mr. Rumsey's residential address is 10721 Meadwood Drive, Vienna, Virginia 22181.

        (C) Mr. Rumsey is a Director of the Issuer. Mr. Rumsey is also Executive Vice President and a Director of Advanced Technology Systems, Inc. located at 7915 Jones Branch Drive, McLean, Virginia 22102.

        (D) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (E) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is he as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (F) Mr. Rumsey is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        In September 1998, the Reporting Person purchased 30,000 shares of Common Stock in open market transactions using personal funds. On March 29, 1999, the Reporting Person used personal funds to purchase 56,369 shares of Common Stock in a privately negotiated transaction for an aggregate amount of $28,184.50.


ITEM 4.  PURPOSE OF TRANSACTION

        The purpose of the acquisition of the Common Stock by the Reporting Person is to acquire and maintain an equity interest in the Issuer for investment purposes. The Reporting Person, may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (A) Mr. Rumsey is the beneficial owner of 340,477 shares of Common Stock of the Issuer. This holding represents approximately 12.8% of the total of 2,656,719 shares of Common Stock currently outstanding according to the Issuer's annual report on Form 10-KSB for the year ended December 31, 1998 filed on March 31, 1999 ("Issuer 10-KSB").

        (B) The Reporting Person has the sole power to vote or direct the vote, or dispose or direct the disposition of 240,477 shares of Common Stock. The Reporting Person shares with Delmar J. Lewis the power to vote or direct the vote, or dispose or direct the disposition of, an additional 100,000 shares of Common Stock owned by Advanced Technology Systems, Inc.

        Delmar Lewis resides at 770 Potomac River Road, McLean, Virginia 22102. Mr. Lewis is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Lewis is also Chairman of the Board and Chief Executive Officer of Advanced Technology Systems, Inc. located at 7915 Jones Branch Drive, McLean, Virginia 22102.

        During the last five years, Mr. Lewis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, Mr. Lewis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is he as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Lewis is a citizen of the United States.

        (C) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by the Reporting Person within the past sixty days.

        (D) The Reporting Person has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

        (E)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ CLAUDE H. RUMSEY, JR.
April 8, 1999                                     -----------------------------
                                                   Claude H. Rumsey, Jr.